

DIVISION OF

CORPORATION FINANCE

Mail Stop 4561

December 5, 2007

Robert F.X. Sillerman
FX Real Estate and Entertainment Inc.
650 Madison Avenue
New York, NY 10022

> **Re:** **FX Real Estate and Entertainment Inc.**
> **Pre-Effective Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed November 30, 2007**
> **File No. 333-145672**

Dear Mr. Sillerman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2. Organization and Background, page F-7

CKX Investment, page F-8

1. We have reviewed your response to comment #6. Please provide us with a detailed analysis of how you considered all of the factors of EITF Topic D-97 in your accounting for this transaction.

Robert F.X. Sillerman
FX Real Estate and Entertainment Inc.
December 5, 2007
Page 2

2. In addition, please tell us how you considered EITF 88-16 and SAB Topic 5.J in determining your accounting for the investment by CKX in FXLR for 50% of the FXLR membership interests.

Metroflag Acquisition, page F-10

3. We have reviewed your response to comment #7. From your response, it appears that as a result of the acquisition of the remaining 50% interest in Metroflag by FXLR on July 6, 2007, the assets acquired and liabilities assumed were recorded at fair value as of the acquisition date, and the subsequent basis of the Park Central Property on FXLR's balance sheet was 50% fair value as of July 6, 2007, 25% fair value as of June 1, 2007 (pushed-down from CKX) and 25% historical cost (pushed-down from Flag). Please tell us whether this is correct, and whether this is the basis at which the Park Central Property is recorded on the balance sheet of FXRE as of September 30, 2007.

4. Please show us how the investment in Metroflag of approximately $85 million was allocated to the assets and liabilities of the Registrant after you acquired the remaining 50% of Park Central Property. It appears that the fair value of the purchase that occurred on July 6, 2007 approximates the amounts included on the balance sheet at September 30, 2007.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee at (202) 551-3693 or Dan Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Alan I. Annex, Esq. (via facsimile)
        Andrew E. Balog, Esq. (via facsimile)